United States securities and exchange commission logo





                            August 22, 2023

       Christopher Hogan
       Interim Chief Executive Officer
       NYIAX, INC.
       180 Maiden Lane, 11th Floor
       New York, NY 10005

                                                        Re: NYIAX, INC.
                                                            Registration
Statement on Form S-1
                                                            Filed July 27, 2023
                                                            File No. 333-273464

       Dear Christopher Hogan:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed July 27, 2023

       Risk Factors
       Risks Related to Our Business, page 8

   1. We note that Boustead may bring claims against you if you complete an IPO with another underwriter and that
Boustead may not release you from its right of first refusal (ROFR).
                                                        Please revise to
clarify whether you believe the Engagement Letter has terminated, and if so when it terminated.
Additionally, please revise to summarize the terms of the right of first refusal,
including a description of any formula that determines the amount due to
                                                        Boustead if the company
chooses to use another underwriter.
 Christopher Hogan
FirstName LastNameChristopher Hogan
NYIAX, INC.
Comapany
August 22, NameNYIAX,
           2023        INC.
August
Page 2 22, 2023 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Net Revenue, page 36

2. Please revise to explain why and how a decrease in the number of business development headcount resulted in a decrease in net revenue. Also, fully explain why you experienced a decrease in average compensation per Media Contract.
Selling General and Administrative, page 38

3. Please disclose the nature and circumstances of the Deferred offering cost write-off expense.
Index to Financial Statements, page F-1

4. Please include unaudited interim financial statements as of, and for the six months ended,
         June 30, 2023 and 2022 in accordance with Rule 8-08 of Regulation S-X. Unaudited Condensed Financial Statements for the Three Months Ended March 31, 2023
Condensed Statements of Operations, page F-3

5.       Please revise throughout the document the labeling of the line item
gross margin    on
         your statements of operations to indicate a deficit, such as (negative) gross margin or gross (deficit).
Condensed Statement of Cash Flows, page F-5

6. We note you reported the payment of deferred offering costs as a use of cash in financing activities in the Statements of Cash Flows for the years ended December 31, 2022 and
         2021. Please explain to us why it is appropriate to report the reversal of these deferred offering costs as cash provided by financing activities in the Statements of Cash Flows for the three month period ended March 31, 2023. It appears the reversal of the deferred charge is a non-cash activity. Refer to the guidance in ASC
230-10-50-3.
7. It appears the brackets should be removed from the total net cash provided by financing activities in the three months ended March 31, 2023.
 Christopher Hogan
FirstName LastNameChristopher Hogan
NYIAX, INC.
Comapany
August 22, NameNYIAX,
           2023        INC.
August
Page 3 22, 2023 Page 3
FirstName LastName
Note 7 Subsequent Events, page F-15

8. Please clarify why the Company disputes the amounts owed to Boustead and is of the belief that if any commissions are due to Boustead, they would be significantly less than the amounts claimed by Boustead. In this regard, disclose here and elsewhere where applicable:
             the amount of funds privately raised by the Company during the period covered by the Boustead Engagement Letter;
             the amount of commissions on these privately raised funds that are owed in accordance with the terms of the Boustead Engagement Letter; and
             of the amount owed, the amount of commissions paid and/or accrued by the
              Company.
         Also, clarify if an IPO completed with another underwriter is a transaction that would be covered under the terms of the Boustead Engagement Letter. If so, disclose the amount of commissions that would be owed in accordance with the terms of the Boustead Engagement Letter.
9. Please explain to us how you are accounting for the amounts Boustead claims the
         Company owes. Refer in your response to the accounting literature that is the basis for your accounting.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff
Attorney, at (202) 344-5791 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Mitchell Lampert